[redacted]

08027976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Turner 513-794-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Ste. 500, Columbus (Address) (City) Ohio (State) 43215 (Zip Code)

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
100

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

CRYSTAL D. HOWARD
Notary Public, State of Ohio
My Commission Expires 04-21-09

Crystal D. Howard
Notary Public

Barbara A. Turner
Signature

President & Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
The O.N. Equity Sales Company:

In planning and performing our audit of the financial statements of The O.N. Equity Sales Company and subsidiaries (the Companies), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Companies internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Companies internal control. Accordingly, we do not express an opinion on the effectiveness of the Companies internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Companies including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (and aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(i). The Companies do not carry margin accounts; promptly transmits all customer funds and delivers all securities received in connection with its activities as the broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Companies and its customers through one or more bank accounts designated as Special Account for the Exclusive Benefit of Customers of the Companies.

Because the Companies do not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Companies in any of the following:

1) Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Companies is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Companies have responsibility are safeguarded against

KPMG

loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Companies practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 28, 2008

KPMG

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Financial Statements and Schedules

December 31, 2007

(With Independent Auditors' Report Thereon)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Independent Auditors' Report

The Board of Directors
The O.N. Equity Sales Company:

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company (a wholly owned subsidiary of The Ohio National Life Insurance Company) and subsidiaries (collectively, the Companies) as of December 31, 2007, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The O.N. Equity Sales Company and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information contained in schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The supplementary information included in Schedule 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information and other supplementary information have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 28, 2008

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	4,067,086
Accounts receivable from affiliates, net (note 3)		96,387
Deferred tax asset (note 2)		607,672
Software		800,626
Other assets		264,454
Total assets	$	5,836,225
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense	$	889,443
Accounts payable and accrued expenses		1,806,865
Income taxes payable (note 2)		64,052
Total liabilities		2,760,360
Contingencies (note 5)		—
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		1,685,865
Total stockholder's equity		3,075,865
Total liabilities and stockholder's equity	$	5,836,225

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Operations

Year ended December 31, 2007

Revenues:		
Sale of registered investment products/variable contracts (note 3)	$	49,783,583
Sale of general securities		4,316,969
Sale of fee-based products		1,430,485
Other income		293,517
Interest income		998
		55,825,552
Expenses:		
Commissions (note 3)		47,546,008
Service contract (note 3)		1,410,732
Salary expense		2,108,493
Professional fees		2,826,894
Travel and entertainment		238,794
General expenses		235,320
		54,366,241
Income before income tax expense		1,459,311
Income taxes (note 2):		
Current expense		1,106,201
Deferred benefit		(572,672)
		533,529
Net income	$	925,782

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2006	$	336,000	1,054,000	1,260,051	2,650,051
Dividend to The Ohio National Life Insurance Company		—	—	(499,968)	(499,968)
Net income		—	—	925,782	925,782
Balance at December 31, 2007	$	336,000	1,054,000	1,685,865	3,075,865

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	925,782
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable from affiliates		(96,227)
Deferred tax benefit (non cash)		(572,672)
Increase in other assets		(58,548)
Increase in income taxes payable		58,972
Decrease in payable to affiliate		(135,776)
Increase in accounts payable and accrued commissions expense		1,786,304
Net cash provided by operating activities		1,907,835
Cash flows from investing activities:		
Cost of software purchased		(471,246)
Net cash used in investing activities		(471,246)
Cash flows from financing activities:		
Dividend paid to The Ohio National Life Insurance Company		(499,968)
Net cash used in financing activities		(499,968)
Increase in cash		936,621
Cash at beginning of year		3,130,465
Cash at end of year	$	4,067,086
Federal income tax paid to The Ohio National Life Insurance Company	$	957,610

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company (ONESCO or the Company) and its wholly owned subsidiaries, O.N. Investment Management Company, and O.N. Insurance Agency, Inc. (collectively, the Companies). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (parent company or ONLIC), is registered as an introducing broker and dealer. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section K(2)(i), which requires the Company to clear all transactions on a fully disclosed basis through another broker-dealer and handle all customer transactions through a bank account designated as a Special Account for the Exclusive Benefit of Customers. As a result, the Company is exempt from reporting the following schedules, "Computation for Determination of Reserve Requirements under Rule 15c3-3," and "Information for Possession or Control Requirements under Rule 15c3-3."

The Company earns commissions and fees from sales of variable life and annuity contracts under a distribution agreement with ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's variable products, collecting customer applications and payments, and remitting applications and payments to ONLIC. See note 3 regarding related party transactions.

Commissions and fees from the sales by registered representatives of various companies' investment company products, limited partnerships, and general securities are recognized on a trade-date basis.

Interest income is recognized when earned.

Service contract expense is recognized in the month the services are provided (see note 3).

Salary expense, professional fees, travel and entertainment and general expenses are recognized as they are incurred by the Companies.

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The carrying amount of assets and liabilities approximates their fair value.

Software is carried at cost net, of accumulated depreciation. Depreciation is computed principally using the straight-line method over the estimated useful life of the asset (3-year life). When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Companies' only component of comprehensive income.

(2) Income Taxes

The Companies file a consolidated Federal income tax return with their parent company. The Companies utilize a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any operating losses by the Companies which would be realized by the parent company on a consolidated return go to the benefit of the Companies.

On January 1, 2007, the Companies adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. The adoption of FIN 48 had no material impact to the Companies.

Total income tax expense for the year ended December 31, 2007 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before Federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax expense	$	510,759	35.00%
Nondeductible expenses		6,145	0.42%
State tax & interest expense, net of Federal income tax benefit		16,625	1.14%
Total expense and effective rate	$	533,529	36.56%

The Companies have established a federal deferred tax asset in the amount of $556,040 and a state deferred tax asset in the amount of $51,632 as of December 31, 2007. Management considered primarily tax planning strategies and estimated future income in making this assessment and believes it is more likely than not that the Companies will realize the benefits of the deferred tax assets. The Companies have determined that a deferred tax asset valuation allowance was not needed as of December 31, 2007.

(3) Related Party Transactions

The Companies have a service contract with their parent whereby the Companies are billed for services, office space, equipment and materials necessary to the operation of the Companies' business. There is no assurance that these costs would be similar if the Companies had to obtain such services, office space, equipment and materials on their own. The expenses incurred pursuant to this contract were $1,460,732 in 2007. There was no payable to ONLIC related to this service contract as of December 31, 2007.

ONESCO has a service contract with Ohio National Equities, Inc. (ONEQ), an affiliate, whereby ONESCO receives $50,000 from ONEQ annually. The fees received pursuant to this contract are recognized as a contra-expense to service contract costs, as the contract is to reimburse ONESCO for expenses paid to ONLIC on behalf of ONEQ. As of December 31, 2007, the Company had no receivable from ONEQ related to this contract.

(Continued)

Accounts receivable from affiliates consists of two components. ONESCO has a distribution agreement with ONEQ whereby agents of ONLIC sell and distribute variable life insurance and annuity contracts of the parent. In connection with the sale of these contracts, ONESCO records sales loads and related commission expenses. During 2007, the sale of these contracts resulted in income from sale of variable products of $12,802,278 and commission expense of $11,676,934. The receivable due from ONLIC related to this distribution agreement was $100,003 as of December 31, 2007. In addition, ONESCO sells registered investment products and variable contracts sponsored by unaffiliated parties, resulting in income of $36,981,305 and commission expense of $35,869,074.

As of December 31, 2007, there were payables to other affiliates of $3,616.

(4) Net Capital

ONESCO, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, ONESCO had a minimum net capital requirement of $184,142, "aggregate indebtedness" and "net capital" of $2,762,125 and $1,023,592, respectively and ratio of aggregate indebtedness to net capital of 2.70.

(5) Contingencies

The Companies are involved in various claims and legal actions arising in the ordinary course of business. ONESCO is a respondent in a series of related NASD arbitrations brought by 55 claimants, individually and/or in representative capacities, based upon their purchase of securities through a relatively short term registered representative. The claimants seek to recover approximately $8,500,000. This individual was a registered representative with ONESCO for part of the time that he participated in the sale of these securities. The claimants allege that ONESCO failed to adequately supervise this representative. The case is in the early stages, and management is unable to determine the impact of damages, if any, on the financial statements.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

December 31, 2007

Assets	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Cash	$ 3,910,717	81,710	74,659	—	4,067,086
Accounts receivable from affiliates	96,387	—	—	—	96,387
Investment in wholly owned subsidiaries, at equity in their net assets	164,821	—	—	(164,821)	—
Income taxes receivable	—	3,569	—	(3,569)	—
Deferred tax asset	607,672	—	—	—	607,672
Software	800,626	—	—	—	800,626
Other assets	257,767	6,687	—	—	264,454
Total assets	$ 5,837,990	91,966	74,659	(168,390)	5,836,225
Liabilities and Stockholder's Equity					
Liabilities:					
Accrued commission expense	$ 889,443	—	—	—	889,443
Accounts payable and accrued expenses	1,806,865	—	—	—	1,806,865
Income taxes payable	65,817	—	1,804	(3,569)	64,052
Total liabilities	2,762,125	—	1,804	(3,569)	2,760,360
Stockholder's equity:					
Common stock	336,000	36,250	10,000	(46,250)	336,000
Additional paid-in capital	1,054,000	108,750	—	(108,750)	1,054,000
Retained earnings (accumulated deficit)	1,685,865	(53,034)	62,855	(9,821)	1,685,865
Total stockholder's equity	3,075,865	91,966	72,855	(164,821)	3,075,865
Total liabilities and stockholder's equity	$ 5,837,990	91,966	74,659	(168,390)	5,836,225

See accompanying independent auditors' report.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Operations

Year ended December 31, 2007

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Revenues:					
Sale of registered investment products/variable contracts	$ 49,653,367	415,702	2,188,624	(2,474,110)	49,783,583
Sale of general securities	4,316,969	—	—	—	4,316,969
Sale of fee-based products	1,430,485	—	—	—	1,430,485
Other income	293,517	—	—	—	293,517
Interest income	998	—	—	—	998
	55,695,336	415,702	2,188,624	(2,474,110)	55,825,552
Expenses:					
Commissions	47,546,008	394,917	2,079,193	(2,474,110)	47,546,008
Service contract	1,410,732	—	—	—	1,410,732
Salary expense	2,108,493	—	—	—	2,108,493
Professional fees	2,826,894	—	—	—	2,826,894
Travel and entertainment	238,794	—	—	—	238,794
General expenses	214,175	16,489	4,656	—	235,320
	54,345,096	411,406	2,083,849	(2,474,110)	54,366,241
Income before income tax expense	1,350,240	4,296	104,775	—	1,459,311
Income taxes:					
Current expense	1,062,523	1,504	42,174	—	1,106,201
Deferred benefit	(572,672)	—	—	—	(572,672)
	489,851	1,504	42,174	—	533,529
Net income before net income of wholly owned subsidiaries	860,389	2,792	62,601	—	925,782
Net income of wholly owned subsidiaries	65,393	—	—	(65,393)	—
Net income	$ 925,782	2,792	62,601	(65,393)	925,782

See accompanying independent auditors' report.

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital Under Rule 15c3-1

December 31, 2007

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	2,762,125
Net capital		1,023,592
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $2,762,125)		184,142
Net capital in excess of requirements	$	839,450
Ratio of aggregate indebtedness to net capital		2.6985
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		1,685,865
Total net worth		3,075,865
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		261,208
Other assets		1,546,065
Fidelity bond deductible		245,000
		2,052,273
Net capital before haircuts on securities positions		1,023,592
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	1,023,592

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2007, filed on unaudited Form X-17A-5, Part IIA on January 25, 2008.

See accompanying independent auditors' report.

END